UNANIMOUS CONSENT
OF THE
BOARD OF DIRECTORS
OF
STOCK DIVIDEND FUND, INC.

December 06, 2013

	The undersigned, being all of the members of the Board of Directors (the 'Board') of
Stock Dividend Fund, Inc., a Texas corporation
(the 'Corporation' or the 'Fund'), hereby consent to, approve and adopt the following resolutions, which resolutions shall have the same force and effect as if adopted at a formal meeting of the Board duly called and held for the purpose of acting upon proposals to adopt such resolutions.

Approval of form and amount of Fidelity Bond

      RESOLVED, that the Fund?s Mutual Fund
Bond Insurance Policy with Great
American Insurance Company will be renewed and
 that it surpasses the requirements
pursuant to Rule 17g-1 of the Investment Company
 Act of 1940.  The Bond will be
effective at 12:01 a.m. on December 26, 2013 to 12:01 a.m. on December 26, 2014. This
Bond continues coverage from expiration of the
 last Policy, which expires on December
26, 2013 and is from the same Insurer.


Distribution of all Net Income and Net Capital
 Gains for 2013

       RESOLVED FURTHER, that the Fund will pay a distribution on or before
12/31/2013 representing all net income and net capital gains for 2013.

	IN WITNESS WHEREOF, the undersigned have subscribed their names as of the date set forth above, in attestation to the accuracy of the foregoing unanimous written consent and of their approval of each action set forth above.

Laura S. Adams

Vicky L. Hubbard

Yolawnde F. Malone

Melissa D. Gordon, M.D.